        Filed by Pacific Northwest Bancorp
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:    Pacific Northwest Bancorp
Commission File No. 0-26632

FOR IMMEDIATE RELEASE

August 12, 2003

For more information contact:

Patrick M. Fahey Pacific Northwest Bancorp (206) 340-4727	Bette Floray Pacific Northwest Bancorp (206) 224-8711

PACIFIC NORTHWEST BANCORP SCHEDULES SPECIAL MEETING OF
SHAREHOLDERS TO APPROVE WELLS FARGO MERGER

        SEATTLE—Pacific Northwest Bancorp (NASDAQ: PNWB) announced today that its board of directors has scheduled a special meeting of Pacific shareholders to vote on the proposed merger of Pacific with a subsidiary of Wells Fargo & Company. In the proposed merger, Wells Fargo will acquire Pacific. The special meeting will be held Tuesday, September 16, 2003, 2:00 p.m. local time, at the Seattle Art Museum Main Auditorium, 100 University Street, Seattle, Washington. The record date for the special meeting is August 5, 2003. Shareholders of record of Pacific as of that date are entitled to vote on the proposed merger.

        Pacific Northwest Bancorp is a Seattle-based bank holding company, and its primary operating subsidiary is Pacific Northwest Bank. With nearly $3.1 billion in assets—approximately $2.7 billion in Washington and $385 million in Oregon—Pacific and its subsidiaries focus primarily on commercial banking. The company has more than 800 employees and 58 banking locations, including 53 along I-5 in western Washington and throughout central Washington, and 5 in Portland, Oregon.

        Wells Fargo & Company is a diversified financial services company with $370 billion in assets, providing banking, insurance, wealth management and estate planning, investments, mortgage and consumer finance from more than 5,800 stores and the Internet (www.wellsfargo.com) across North America and elsewhere internationally.

        This news release does not constitute an offer of any securities for sale. On July 22, 2003, Wells Fargo filed a registration statement on Form S-4 (Reg. No. 333-107230) with the Securities and Exchange Commission. On August 1, 2003, Wells Fargo filed an amendment to that registration statement. And on August 11, 2003, Wells Fargo filed the definitive proxy statement-prospectus for the proposed merger. Shareholders of Pacific and other investors are urged to read the registration statement, as amended, and the definitive proxy statement-prospectus for the proposed merger, as well as all amendments and supplements thereto, as those documents contain important information about Wells Fargo, Pacific and the proposed merger. The registration statement, the amendment to the registration statement and the definitive proxy statement-prospectus are available free on the SEC's website (http://www.sec.gov). Wells Fargo and Pacific will provide, without charge, copies of the proxy statement-prospectus, and any SEC filings incorporated by reference into the proxy statement-prospectus, upon request as follows:

        Wells Fargo & Company, Attention Corporate Secretary, MAC N9305-173, Sixth and Marquette, Minneapolis, Minnesota 55479, (612) 667-8655.

        Pacific Northwest Bancorp, Attention Chief Financial Officer, 1111 Third Avenue, Suite 250, Seattle, Washington 98101, (206) 224-8711.

        Wells Fargo and Pacific and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Pacific shareholders in connection with the proposed merger. Information about Wells Fargo's directors and executive officers is included in Wells Fargo's proxy statement on Schedule 14A for Wells Fargo's 2003 annual meeting of stockholders, as filed with the SEC on March 18, 2003. Information about Pacific's directors and executive officers and their ownership of Pacific common stock is included in the definitive proxy statement-prospectus for the proposed merger and Pacific's definitive proxy statement on Schedule 14A for Pacific's 2003 annual meeting of shareholders, as filed with the SEC on March 24, 2003.